Puma Biotechnology, Inc.

10880 Wilshire Boulevard, Suite 2150

Los Angeles, California 90024

(424) 248-6500

February 13, 2012

VIA EDGAR AND COURIER

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Puma Biotechnology, Inc.
Registration Statement on Form S-1 (File No. 333-178308)

Ladies and Gentleman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Puma Biotechnology, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended (File No. 333-178308) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5 p.m., Eastern Time, on February 14, 2012, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling B. Shayne Kennedy at (714) 755-8181. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: B. Shayne Kennedy, by facsimile to (714) 755-8290.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions regarding the foregoing, please do not hesitate to contact B. Shayne Kennedy of Latham & Watkins LLP at (714) 755-8181 or me at (424) 248-6500.

Very truly yours,

PUMA BIOTECHNOLOGY, INC.

By:	/s/ Alan H. Auerbach
Alan H. Auerbach
President and Chief Executive Officer

cc (via fax):

B. Shayne Kennedy, Esq., Latham & Watkins LLP